Exhibit (a)(1)(iii)

Offer to Purchase

All Outstanding Shares of Class A Common Stock of

OVERSEAS SHIPHOLDING GROUP, INC. (NYSE: OSG)

a Delaware corporation

at

AN OFFER PRICE OF $8.50 PER SHARE IN CASH

Pursuant to the Offer to Purchase

Dated June 10, 2024

by

SEAHAWK MERGECO., INC.,

a wholly owned subsidiary of

SALTCHUK RESOURCES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JULY 9, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

June 10, 2024

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Overseas Shipholding Group, Inc., a Delaware corporation (NYSE: OSG) (“OSG”), for $8.50 per Share in cash ( the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

After careful consideration, the members of OSG’s board of directors have unanimously: (i) determined that the terms of the Merger Agreement and all agreements and documents related thereto and contemplated thereby are fair to and in the best interests of OSG and OSG’s stockholders; (ii) declared that the Merger Agreement (as defined below) and the Transactions (as defined below), including the Offer and the Merger (as defined below), are advisable; (iii) approved and adopted the Merger Agreement and the Transactions, including the Merger and the Offer, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); (iv) directed that the Merger be effected and governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following Purchaser’s acceptance for payment of the Shares tendered in the Offer; (v) recommended that the stockholders of OSG accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance by OSG of the Merger Agreement and the consummation of the Transactions.

The Offer is not subject to any financing condition. The conditions to the Offer are described in “The Tender Offer—Section 15. Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Important Tax Information” providing information relating to backup U.S. federal income tax withholding;

3.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	OSG’s Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Section 14(f) and of the Securities Exchange Act.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern Time, on July 9, 2024, unless the Offer is extended or earlier terminated.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 19, 2024, among OSG, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or, to the extent permitted, waiver of certain conditions, Purchaser will be merged with and into OSG, without a meeting, vote or any further action of OSG’s stockholders in accordance with 251(h) of the DGCL, and OSG will be the surviving corporation and a wholly owned subsidiary of Parent after such merger (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). At the effective time of the Merger, each outstanding Share (other than (a) any Shares held by OSG in treasury, (b) any Shares held by Parent, Purchaser or any other wholly owned subsidiary of Parent, (c) any Shares irrevocably accepted for purchase by Purchaser in the Offer and (d) any Shares owned by any of the stockholders of OSG who are entitled to, and who properly demand, appraisal rights under Section 262 of the DGCL and have not validly revoked such demand) will, by virtue of the Merger, be cancelled and converted into the right to receive an amount equal to the Offer Price, subject to any applicable tax withholding and without interest.

For Shares to be properly tendered pursuant to the Offer, Computershare Inc. and Computershare Trust Company, N.A., the joint depositary and paying agent for the Offer (the “Depositary and Paying Agent”), must be in timely receipt of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary and Paying Agent’s account at The Depository Trust Company pursuant to the procedures set forth in “The Tender Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (iii) any other customary documents required by the Letter of Transmittal or the Depositary and Paying Agent, in each case prior to the expiration of the Offer in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Parent and Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.